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                                                                     Exhibit 8.1
To Call Writer Direct:
 212 446-4800

                                January 5, 2000


Team Health, Inc.
1900 Winston Road
Knoxville, TN 37919

         Re: Offer by Team Health, Inc. to Exchange any and all of Its Outstanding Series A 12% Senior Subordinated Notes Due 2009 for Its Series B 12% Senior Subordinated Notes Due 2009


         We have acted as counsel to Team Health, Inc. (the "Company") in connection with its offer (the "Exchange Offer") to exchange any and all of its Series A 12% Senior Subordinated Notes Due 2009 (the "Old Securities") for its Series B 12% Senior Subordinated Notes Due 2009 (the "New Securities").

         You have requested our opinion as to certain United States federal income tax consequences of the Exchange Offer. In preparing our opinion, we have reviewed and relied upon Amendment No. 3 to the Company's Registration Statement on Form S-4, filed with the Securities and Exchange Commission on January 5, 2000 (the "Registration Statement"), and such other documents as we deemed necessary.

         On the basis of the foregoing, it is our opinion that the exchange of the Old Securities for the New Securities pursuant to the Exchange Offer will not be treated as an "exchange" for United States federal income tax purposes, because the New Securities will not be considered to differ materially in kind or extent from the Old Securities. Rather, the New Securities received by a holder will be treated as a continuation of the Old Securities in the hands of that holder. Accordingly, there will be no federal income tax consequences to holders solely as a result of the exchange of the Old Securities for New Securities under the Exchange Offer.

         The opinion set forth above is based upon the applicable provisions of the Internal Revenue Code of 1986, as amended, the Treasury Regulations promulgated or proposed thereunder, current positions of the Internal Revenue Service (the "IRS") contained in published revenue rulings, revenue procedures, and announcements, existing judicial decisions and other applicable authorities. No tax ruling has been sought from the IRS with respect to any of the matters discussed herein. Unlike a ruling from the IRS, an opinion of counsel is not binding on



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Team Health, Inc.
January 5, 2000
Page 2

the IRS. Hence, no assurance can be given that the opinion stated in this letter will not be successfully challenged by the IRS or that a court would reach the same conclusion. We express no opinion concerning any tax consequences of the Exchange Offer except as expressly set forth above.

         We consent to the filing of this opinion as an exhibit to the registration statement, to the reference to this firm and the inclusion of our opinion in the section entitled "United States Federal Income Tax Considerations" in the registration statement. In giving this consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

                                                     Very truly yours,



                                                     /s/ Kirkland & Ellis